April 13, 2021

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Sixth Street Specialty Lending, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 26, 2021

File No. 001-36364

Dear Ms. Lithotomos:

On behalf of Sixth Street Specialty Lending, Inc. (the “Company”), set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on April 1, 2021 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on March 26, 2021 (the “Proxy Statement”).

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response.

1.

On page 7, under “Proposal No. 1,” we note that the language does not disclose whether the Company has ever used the approval of shareholders to issue its common stock at a price below the then-current net asset value per share (“NAV”).

Response:

In response to the Staff’s comment, the Company confirms that it has not ever used prior shareholder authorization to issue common stock at a price below the then-current NAV. The Company has revised the Proxy Statement by adding the language below in a new paragraph under “Proposal No. 1” to add disclosure as follows:

Valerie J. Lithotomos

Securities and Exchange Commission

To date, the Company has not issued shares below NAV under prior authorization granted from stockholders, but it may do so in the future pursuant to the authority granted in this proxy.

*    *     *    *    *

We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Helena K. Grannis
Helena K. Grannis

cc:	Ian Simmonds

Lucy Lu

            Sixth Street Specialty Lending, Inc.

Adam E. Fleisher

            Cleary Gottlieb Steen & Hamilton LLP